EXHIBIT 99.1

Osisko Announces the Vote Results From Its Annual Meeting of Shareholders

MONTREAL, May 02, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (TSX:OR) (NYSE:OR) announces that, at the annual meeting of shareholders held on May 1st, 2019, each of the 8 nominees listed in the management information circular filed on March 27, 2019 (the “Circular”) with regulatory authorities were elected as directors of the Corporation.

Based on the proxies received and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

Election of Directors

RESOLUTION No1 Name of Nominee	Votes cast FOR	Percentage (%) of votes cast FOR	WITHHELD	Percentage (%) WITHHELD
Françoise Bertrand	128,810,985	99.91	112,871	0.09
John Burzynski	101,569,368	78.78	27,354,488	21.22
Christopher C. Curfman	128,580,725	99.73	343,131	0.27
Joanne Ferstman	126,200,461	97.89	2,723,395	2.11
Pierre Labbé	128,750,496	99.87	173,360	0.13
Oskar Lewnowski	80,181,821	62.19	48,742,035	37.81
Charles E. Page	128,811,281	99.91	112,575	0.09
Sean Roosen	123,852,322	96.07	5,071,534	3.93

Appointment and Remuneration of Auditors

Based on the proxies received and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	WITHHELD	Percentage (%) WITHHELD
Appointment and Remuneration of Auditors	135,899,251	99.73	363,687	0.27

Approval of the Amended Deferred Share Unit Plan

Based on the proxies received and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the amended Deferred Share Unit Plan and approve all unallocated rights and entitlements under the plan, the results are as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the amended Deferred Share Unit Plan and approve all unallocated rights and entitlements	97,811,117	75.87	31,102,948	24.13

Advisory Resolution on Executive Compensation

Based on the proxies received and the votes on a show of hands with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results are as follows:

RESOLUTION No4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Advisory Resolution on Executive Compensation	127,436,186	98.85	1,487,668	1.15

About Osisko Gold Royalties Ltd
Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc., an 18.8% interest in Victoria Gold Corp. and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com